SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02052396

P.E.
8/27/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: August 27, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

On August 27, 2002 Koninklijke Ahold N.V. issued a press release concerning its acquisition of five hypermarkets in Poland, a copy of which is attached here to as Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: August 27, 2002

By: ______________________
Name: A.H.P.M. van Tielraden
Title: SVP and General Counsel

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit Description

1. Press release "Ahold set to acquire five hypermarkets in Poland" dated August 27, 2002

Ahold

Press Release

Royal Ahold
Public Relations

Date: August 27, 2002
For more information: +31 75 659 57 20

Ahold set to acquire five hypermarkets in Poland

Zaandam, The Netherlands, August 27, 2002 – Koninklijke Ahold N.V. ("Ahold"), the international food retailer and foodservice operator, today announced its wholly-owned Polish subsidiary Ahold Polska Sp.z o.o. ("Ahold Polska") has reached agreement in principle to acquire five hypermarkets from Jerónimo Martins Sp.z o.o. A transaction sum of approximately Euro 20 million is involved. The transaction is subject to regulatory approval and is expected to be finalized in the 4th quarter of 2002.

Jerónimo Martins SGPS, S.A., Ahold's joint venture partner in Portugal, operates five 'Jumbo' hypermarkets on the outskirts and in residential areas of the densely-populated cities of Poznan, Lodz and Bydgoszcz in Central Poland. The stores generate combined annualized sales of approximately Euro 75 million. The five hypermarkets were built between 1996 and 2000, and the largest has an average selling space of 78,000 sq.ft. (approximately 7,800 sq.m.).

Remarks by Jan Andreae, Ahold Board member
'We are delighted to be able to add these popular Jumbo hypermarkets to our current store portfolio in Poland,' said Jan Andreae, member of the Ahold Corporate Executive Board responsible for European operations. 'Despite a challenging and competitive retail environment, we are achieving solid organic sales growth coupled with an ambitious store opening program. Taking over these Polish stores from our partner in Portugal enables us to offer a full range of food products and general merchandise to more local customers. It also boosts our presence and position in an important market for us with significant long-term potential.'

Ahold in Poland
Ahold entered the fragmented Polish market in 1995 and has been gradually building critical mass in this Central European country of 40 million people. Ahold Polska saw 2001 sales surge 41% to Euro 553 million (2000: Euro 393 million) and now operates approximately 180 stores including about 150 full-service 'Albert' supermarkets and discount food outlets. Ahold will operate 26 'Hypernova' hypermarkets in Poland following completion of the transaction and conversion of the five Jumbo stores.

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

Ahold Public Relations: +31.75.659.5720
Mobile: Annemiek Louwers: +31.6.53.98.16.06, Nick Gale: +31.6.55.77.22.83.

This press release contains "forward-looking" statements. Those forward-looking statements include, but are not limited to, statements as to the expected timing and terms of proposed transactions and expectations as to the completion of proposed transactions. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions, changes in interest rates in the countries in which Ahold operates, the behavior of other market participants and the actions of government regulators. Fluctuations in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. dollar and the Polish zloty, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., which is its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold"

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: August 26, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On August 26, 2002 Koninklijke Ahold N.V. issued a press release concerning the Tender for Shares and ADSs of Santa Isabel, a copy of which is attached here to as Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: August 26, 2002

By: ____________________
Name: A.H.P.M. van Tielraden
Title: SVP and General Counsel

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit Description

1. Press release "Ahold to Tender for Shares and ADSs of Santa Isabel" dated August 26, 2002

Ahold

Press Release

Royal Ahold
Public Relations

Date: August 26, 2002
For more information: +31 75 659 5720

Ahold to Tender for Shares and ADSs of Santa Isabel

Zaandam, The Netherlands, August 26, 2002 - Ahold, the international food retailer and foodservice operator, today announced its intention to commence on Tuesday, September 3, 2002, tender offers for any and all of the outstanding shares of common stock ("Shares") and American Depositary Shares ("ADSs") of Chilean supermarket company Santa Isabel S.A. not already owned by it.

The tender offers will be made through Ahold's wholly owned subsidiaries, Gestión, Rentas e Inversiones Apoquindo Limitada ("GRIAL") and Disco Ahold International Holdings N.V. ("DAIH"). GRIAL will make a tender offer in Chile for Shares but not ADSs. DAIH will make a concurrent tender offer in the United States for Shares held by U.S. holders and for ADSs. Each ADS represents fifteen Santa Isabel Shares. The U.S. offer will be made on substantially the same terms as the Chilean offer. Ahold currently owns 69.7% (411,548,180 of the outstanding shares) of Santa Isabel.

In the Chilean offer, GRIAL will offer Chilean pesos 190 per Share, a premium of approximately 22.6% over the closing price of Chilean pesos 155 per Share on the Santiago Stock Exchange on August 23, 2002 and a premium of 38.8% and 53.9% over the average of the closing prices of the Shares on the days that the Shares traded, as reported by the Santiago Stock Exchange, for the 30 and 60 day periods, respectively, ending on August 23, 2002. In the U.S. offer, DAIH will offer Chilean pesos 190 per Share and Chilean pesos 2,850 per ADS, in each case payable in United States dollars based upon the Observed Exchange Rate as published in the Official Gazette in Chile at the time of payment. Based on the Observed Exchange Rate on August 23, 2002, each ADS accepted for purchase would be purchased for approximately USD 4.04, a premium of approximately 32.5% over the closing price per ADS of USD 3.05 on the New York Stock Exchange on August 23, 2002 and a premium of approximately 44.6% and 55.6% over the average of the closing prices of the ADSs on the days that the ADSs traded, as reported by the New York Stock Exchange, during the 30 and 60 day periods, respectively, ending on August 23, 2002.

The tender offers will commence on Tuesday, September 3, 2002 and are expected to expire on Thursday, October 3, 2002, unless otherwise extended.

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

Santa Isabel's Shares are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange and Santa Isabel's ADSs are traded on the New York Stock Exchange. Once the tender offers are completed, Ahold intends to cause the Shares and ADSs to be delisted from all exchanges.

DAIH operates over 350 supermarkets in four Latin American countries: Argentina, Chile, Peru and Paraguay. Ahold has a 69.7% stake in 117 Santa Isabel supermarkets in Chile (76), Peru (30) and Paraguay (11) with 2001 sales of approximately Euro 771 million. In addition, Ahold wholly owns 236 Disco S.A. supermarkets in Argentina with 2001 sales of approximately Euro 2.1 billion.

Ahold Corporate Communications: +31.75.659.5720
Mobile: Annemiek Louwers: +31.6.53.98.16.06; Nick Gale: +31.6.55.77.22.83

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs of Santa Isabel. The tender offers described in this press release have not commenced yet. At the time the tender offers are commenced, (a) Disco Ahold International Holdings will file a tender offer statement (including an offer to purchase, a form of acceptance, an ADS letter of transmittal, an ADS notice of guaranteed delivery and related tender offer documents) with the U.S. securities and exchange commission (the "SEC") with respect to the U.S. offer and (b) Grial will publish an announcement in the Chilean press and file a prospectus (including an offer to purchase, a form af acceptance and related tender offer documents) with the Chilean Superintendency of Securities and Insurance (the "SVS") with respect to the Chilean offer. All holders of shares of Santa Isabel and all holders of ADSs of Santa Isabel are strongly advised to read the tender offer statement, which will be filed with the SEC, and the prospectus, which will be filed with the SVS. The tender offer statement and the prospectus will contain important information which should be read carefully before any decision is made with respect to the tender offers. These documents will be made available to all holders of shares of Santa Isabel and all holders of ADSs of Santa Isabel, at no expense to them. The tender offer statement will also be available at no charge at the SEC's Public Reference Facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549.

This press release contains "forward-looking" statements. Those forward-looking statements include, but are not limited to, statements as to the expected timing and terms of proposed transactions and expectations as to the completion of proposed transactions. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions, changes in interest rates in the countries in which Ahold operates, particularly in Latin America, the behavior of other market participants and the actions of government regulators. Fluctuations in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. dollar and the Chilean peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., which is its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
